Acquire Invest, Inc.

Financial Statements

December 31, 2021

STEVE NEWLIN CPA, PLLC
6116 Shallowford Road, Suite 104
Chattanooga, TN 37421

Table of Contents

Steve Newlin CPA, PLLC
6116 Shallowford Rd, Suite 104
Chattanooga, TN 37421

Independent Accountant's Review Report

To the Shareholders
Acquire Invest, Inc.
Nashville, Tennessee 37215

We have reviewed the accompanying financial statements of Acquire Invest, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

(See accompanying notes and accountant's review report)

Steve Newlin CPA, PLLC

STEVE NEWLIN CPA, PLLC

TN 10897

License Number

Chattanooga, TN

City, State

April 28, 2022

Report Date

(See accompanying notes and accountant's review report)

Acquire Invest, Inc.
Balance Sheet
For the Year Ended December 31, 2021

ASSETS

Current Assets:		
Cash	$	314,857
Total Current Assets		314,857
Property, plant, and equipment (net of accumulated depreciation of $0)		–
Total Assets	$	314,857

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Payroll liabilities		3,974
Total Current Liabilities		3,974
Long-term Liabilities:		–
Total Liabilities		3,974
Shareholders' Equity:		
Capital stock		–
SAFE Notes		425,000
Retained earnings		(114,117)
Total Shareholders' Equity		310,883
Total Liabilities and Shareholders' Equity	$	314,857

3

(See accompanying notes and accountant's review report)

Acquire Invest, Inc.
Income Statement
For the Year Ended December 31, 2021

	2021
Income	$ -
Cost of income	-
Gross profit/(loss)	-
Advertising	-
General and administrative	114,117
Depreciation expense	-
Operating profit	(114,117)
Non-operating income/(expense)	
Interest expense, net	-
Net income	(114,117)

4

Acquire Invest, Inc.
Statement of Retained Earnings
For the Year Ended December 31, 2021

	Common Stock	Shareholders' Equity	Total
Balance at December 31, 2020	-	-	$ -
Net income / (loss)	-	(114,117)	(114,117)
SAFE Notes	-	425,000	425,000
Shareholders' Distributions/Contributions	-	-	-
Balance at December 31, 2021	$ -	$ 310,883	$ 310,883

5

(See accompanying notes and accountant's review report)

Acquire Invest, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:

Net Income	$	(114,117)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Payroll liabilities		3,974
Net cash provided by operating activities		(110,143)

Cash flows from investing activities:

Purchase of property and equipment		-
Net cash provided by (used in) investing activities		-

Cash flows from financing activities:

Net Borrowings		-
SAFE Notes		425,000
Net cash used by financing activities		425,000

Net increase in cash		314,857
Cash balance in the beginning of the year		-
Cash and cash equivalents at the end of the year	$	314,857

Supplemental disclosure of cash flow information:		
Interest paid during the year	$	-

6

(See accompanying notes and accountant's review report)

Note 1: Nature of the Entity

The Company was incorporated under the laws of the State of Delaware in 2019 and is located in Nashville, Tennessee. Acquire Invest, Inc. is a financial services and technology company. The Company provides a mobile application for users to discover, invest, and trade private placement and alternative assets. Acquire, with its backend technology partners, utilizes Blockchain technology to enable primary issuance and secondary markets for these assets through compliant Reg-Tech. The compliance and regulation technology help to automate the functions needed for assets to adhere to the rules governing their issuances, operations, and interactions with investors. The Company services both accredited and retail investors. The company is partnered with other companies that hold the necessary licenses to operate every aspect of the lifecycle of these assets: broker dealers, transfer agents, securities custody, digital asset custody, money transmitter licenses, and more.

Note 2: Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances. Actual results could differ from those estimates.

Note 3: Accounting Policies

(a) Cash and cash equivalents

    The Company considers all balances in demand deposit accounts to be cash.

(b) Fair value of financial instruments

    The carrying amounts reflected on the balance sheet for cash, accounts payable, accrued liabilities, and notes payable approximate the respective fair values due to the short maturities of those instruments.

(c) Property, plant, and equipment

    Property, plant, and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The straight-line rates are based on the following estimated useful lives:

(c) cont'd

	Depreciable life in years
Machinery & equipment	5, 7 & 10
Vehicles	5

(d) Accounts receivable and credit policies

The carrying amount of accounts receivable is stated at fair value. There is no allowance to reduce the valuation of the accounts receivable balance nor does the company charge interest on past due accounts. From time to time, management may review and adjust its assumptions for anticipated changes that may affect the collectability of accounts receivable. After such a review, if management feels there is no chance of collection on specific accounts, the balances in those accounts are expensed at that time.

In general, the company does not extend credit to its customers.

(e) Revenue and Cost Recognition

In accordance with the ASC Topic 605, *"Revenue Recognition"*, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

(f) Taxes

Current year taxable income varies from income before current year tax expense primarily due to the use of an accelerated depreciation method for tax reporting purposes.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

(g) New accounting pronouncements

The Financial Accounting Standards Board ("FASB") periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. The Company has reviewed the recently issued pronouncements and concluded that there are no new accounting standards applicable to the Company.

Note 4: Property Plant and Equipment

The Company did not have a balance in the PPE account as of December 31, 2021.

Note 5: Subsequent Events

The Company has evaluated subsequent events through April 28, 2022, the date which the financial statements were available to be issued.

Note 6: Contingencies and Litigation

At the report date, the Company had no material unrecorded contingencies.

Note 7: Accounts Receivable

Accounts receivable – trade is comprised of invoices that are expected to be collected within the year. There was no outstanding balance in accounts receivable as of December 31, 2021.

Note 8: Accounts Payable – Trade

There was no outstanding balance in trade accounts payable as of December 31, 2020.

Note 9: Long-Term Liabilities

The Company had not long-term liabilities as of December 31, 2021.

Note 10: SAFE Notes

Simple Agreements for Future Equity (SAFE) are a type of convertible security and are documents that startup companies often use to help raise seed capital. Essentially, a SAFE note acts as a legally binding promise to allow an investor to purchase a specified number of shares for an agreed-upon price at some point in the future. When a company is first starting out, there is typically very little data, making it difficult to assign the Company any value. SAFE notes work by postponing the Company's valuation until a later date. The amount invested in the SAFE notes of the Company as of December 31, 2021 was $425,000.